N E W S R E L E A S E

June 18, 2012

Nevsun’s Bisha Copper Expansion Project Update

HIGHLIGHTS

  Copper plant on schedule and within budget to-date
  Copper concentrate to be bulk shipped from existing port facilities
  On-track for commissioning in mid 2013

Nevsun Resources Ltd. (TSX: NSU / NYSE MKT: NSU) is pleased to advise that the Bisha Mine copper expansion project (“project”) is proceeding well against schedule and budget.

The Bisha copper expansion project will expand ore processing capacity from 2.0 to 2.4 million tonnes per year and convert from gold/silver doré to copper concentrate production. Annual run-rate copper production is expected to be 180 million pounds of payable metal per year, in concentrate with significant gold and silver by-product credits. The copper plant total spend forecast remains approximately $100 million and hot commissioning is scheduled for Q2 2013.

The project is currently tracking within schedule and budget. As at the end of May, approximately 60% of the project was committed (ordered and price fixed). The remaining un-committed budget includes a relatively large $7 million in contingency.

A dedicated project page has been added to the Nevsun website and a project photo gallery is regularly updated at http://www.nevsun.com/copper-expansion.

Copper Plant Progress

With all major process critical and long lead orders placed, the current project activities include outstanding procurement, equipment delivery, completion of civil works and commencement of steel erection. Most of the major equipment, including all the copper flotation cells, has arrived at Bisha and is awaiting installation. The filter press frames, regrind mills, concentrate thickener, mill cyclones and regrind cyclones are in transit. Foundations for the cells, racking, reagents store, and workshop will soon be complete. Assembly and installation of the plant equipment is expected to commence this month.

Copper Concentrate Bulk Handling Update

After careful consideration of various bulk shipping alternatives to smelters, the Rotainer system has been chosen for delivery of concentrate into bulk shipping carriers, using the existing Massawa container port. Rotainer and Rotainer equivalent systems are proven in both the iron ore and copper concentrate industry, mainly in Australia.

Concentrate will be trucked in specially built, Rotorcon reusable intermodal containers from the Bisha Mine site to the port of Massawa, and stacked at the existing container facility. Container trucking will be contracted and no specialized prime mover (truck) or trailer equipment is required. The copper concentrate containers will be discharged into the bulk carriers using Rotainer`s Lid-Lift crane equipment which rotates the container a full 360 degrees after lifting the lid.

The Rotainer system is designed with industry leading dust suppression allowing Bisha to operate out of the existing Massawa container port. The environment is a key focus for the State of Eritrea and the Rotainer system meets both the needs for copper concentrate export while setting high environmental standards for mining operations in Eritrea.

The estimated capital cost of the Rotainer system and containers is expected to be under $25 million.

Effectively this Rotainer system is in substitution for the need to develop dedicated bulk handling facilities at the port of Massawa for the Bisha concentrate. The Company will take responsibility of the cost and control for commissioning of the Rotainer system, which reduces schedule risk. Nevsun is confident that the Rotainer system will be operational for copper concentrate shipping, starting in mid-2013.

Cash on hand and from Bisha operations is more than sufficient to pay for the remaining cost of approximately $80 million for both the copper plant and the rotainer system.

Forward Looking Statements: The above contains forward-looking statements regarding progress on the copper phase budget and timeline; bulk shipping plans, and expected start-up of copper plant. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimated,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Management Discussion and Analysis of the Company. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NEVSUN RESOURCES LTD. "Cliff T. Davis" Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: nsu@kincommunications.com Website: www.nevsun.com